DD 12/6/13

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SEC OMMISSION

13026380

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilys Saul — (954) 760-2309
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

DD 12/27/13

DD 12/26

OATH OR AFFIRMATION

I, Thomas A. Desmond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KIMBERLY A. JOHNSON
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
11/20/2016

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TradeKing, LLC

Statement of Financial Condition

September 30, 2013

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

CONTENTS

INDEPENDENT AUDITORS' REPORT

TradeKing, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of TradeKing, LLC as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeKing, LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
November 26, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

TRADEKING, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS		
CASH AND CASH EQUIVALENTS	$	5,022,914
RECEIVABLE FROM BROKERS		2,514,040
DEPOSIT AT CLEARING BROKER (NOTE 6)		350,030
OTHER ASSETS		342,130
	$	8,229,114
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to broker	$	148,965
Accounts payable and accrued liabilities		1,267,868
Due to parent (Notes 3 and 4)		1,572,196
Subordinated loans - parent (Note 4)		3,500,000
Total liabilities		6,489,029
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 8)		
MEMBER'S EQUITY (NOTES 2 AND 3)		1,740,085
	$	8,229,114

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing, LLC, (the Company), a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company is a wholly-owned subsidiary of TradeKing Group, Inc., a Delaware Corporation (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectable and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at September 30, 2013.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before September 30, 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A portion of the Company's operating funds have been provided by its Parent. The Company's liquidity position during the year ending September 30, 2014 is dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through November 2014 and thereafter, as needed.

NOTE 3. RELATED PARTY TRANSACTIONS

Parent Contributions

Effective December 10, 2012, the Parent merged the operations of its subsidiary, Zecco Trading, Inc. (Zecco Trading), a California registered broker-dealer, with the Company. Zecco Trading also acted in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. Zecco Trading cleared all customer transactions through a clearing broker on a fully disclosed basis. In connection with merging the operations, the Parent contributed associated net assets to the Company, at carryover basis, principally comprised of cash, clearing deposits, accounts receivable and other assets aggregating approximately $1,707,000, and assumed liabilities principally comprised of accrued expenses of approximately $386,000. Effective December 10, 2012, Zecco Trading withdrew its registration with FINRA and transferred all of its existing customer accounts to the Company.

Management Fees

The Company receives management and administrative services, including the use of office facilities and equipment, from its Parent under an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff in consideration of a management fee. At September 30, 2013, management fees of $1,579,487 were unpaid and are included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand.

NOTE 4. SUBORDINATED LOANS

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2015 and is unsecured.

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2015 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority (FINRA) and are subordinated to the claims of general creditors.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2013, the Company's "Net Capital" was $4,217,137 which exceeded requirements by $3,967,137, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.72 to 1.

NOTE 6. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

In November 2012, the Company entered into an agreement to transition its customer accounts to a new clearing firm. However, prior to the transitioning of the accounts, the new clearing firm informed the Company that they were exiting the clearing business. In April 2013, the Company and the new clearing firm entered into a Settlement Agreement and Release. Pursuant to the Agreement, beginning in April of 2013 the Company receives $200,000 a month reimbursement to offset a settlement expense charged by Apex until the earlier of (a) the Company's conversion to another clearing firm, (b) the Company entering into a new clearing agreement with its current clearing firm, or (c) September 15, 2015. Additionally, the new clearing firm issued a $1,500,000 letter of credit to supplement the $350,030 cash already on deposit at Apex. The letter of credit expires on September 30, 2015. The Parent has provided a $300,000 deposit to secure this letter of credit. The Company is obligated to employ reasonable good faith efforts to either transition to a new clearing firm or enter into a new clearing agreement with Apex. If the Company transitions to a new clearing firm or enters into a new clearing agreement with Apex on or before December 31, 2013, June 30, 2014 or December 31, 2014, it will receive an incentive payment, in addition to the monthly amounts already received, of $600,000, $200,000 or $100,000, respectively.

NOTE 7. COMMITMENTS

The Company is obligated under various licensing, marketing and on-line service agreements expiring through 2015.

Approximate minimum annual payments under the aforementioned agreements are as follows:

	Contracts
2014	$ 274,000
2015	1,000
	$ 275,000

NOTE 8. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.